245 Summer Street

Fidelity® Investments

Boston, MA 02210

July 23, 2018

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:

Fidelity Charles Street Trust (the trust): File Nos. 002-73133 and 811-03221
Fidelity Asset Manager 20%
Fidelity Asset Manager 30%
Fidelity Asset Manager 40%
Fidelity Asset Manager 50%
Fidelity Asset Manager 60%
Fidelity Asset Manager 70%
Fidelity Asset Manager 85% (the fund(s))
Post-Effective Amendment No. 133

________________________________________________________________________

Ladies and Gentlemen:

Pursuant to Rule 8b-16 under the Investment Company Act of 1940, as amended, Regulation S-T and Rule 485(a) under the Securities Act of 1933, as amended, (33 Act) transmitted herewith on behalf of the trust is Post-Effective Amendment No. 133 to the trust’s current effective Registration Statement on Form N-1A.  This transmission contains a conformed signature page, the manually signed original of which is maintained at the offices of the trust.

The principal purpose of this filing is to register a new class for the funds: Fidelity Advisor Asset Manager 20%: Class Z for Fidelity Asset Manager 20%, Fidelity Advisor Asset Manager 30%: Class Z for Fidelity Asset Manager 30%, Fidelity Advisor Asset Manager 40%: Class Z for Fidelity Asset Manager 40%, Fidelity Advisor Asset Manager 50%: Class Z for Fidelity Asset Manager 50%, Fidelity Advisor Asset Manager 60%: Class Z for Fidelity Asset Manager 60%, Fidelity Advisor Asset Manager 70%: Class Z for Fidelity Asset Manager 70%, and Fidelity Advisor Asset Manager 85%: Class Z for Fidelity Asset Manager 85%.

This filing contains the Prospectus(es) and Statement(s) of Additional Information for the fund(s) referenced above.

Pursuant to Rule 485(a), the trust elects an effective date of September 29, 2018.  We request your comments by August 22, 2018.

Please contact Renee Cummings at (603) 721-4221 with any questions or comments regarding this filing.

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/s/Renee Cummings
Renee Cummings
Legal Product Group